SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13G/A


                  Under the Securities Exchange Act of 1934



                          PETROL OIL AND GAS, INC.
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                              (Name of Issuer)


                       Common Stock, $0.001 par value
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                       (Title of Class of Securities)


                                 716528 10 4
                        -----------------------------
                               (CUSIP Number)


                         Francesco & Giannino Smania
                            Via Frateli Ferroni 4
                             37126 Verona, Italy
         (Name, Address and Telephone Number of Person Authorized to
                    Received Notices and Communications)

                               December 31, 2002
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 716528 10 4                                      Page 2 of 5 Pages
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        1      NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Francesco & Giannino Smania


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        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

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        3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION
            Italian

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
                                              Shares
                                               held    Francesco  Giannino
                                             jointly    Smania     Smania
NUMBER OF    (5)  SOLE VOTING POWER          678,572    121,428    50,000
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
             (6)  SHARED VOTING POWER        850,000
             (7)  SOLE DISPOSITIVE POWER     678,572    121,428    50,000
             (8)  SHARED DISPOSITIVE POWER   850,000

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        9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 Francesco   Giannino
      Shares held jointly          Smania     Smania    Total Shares owned
            678,572               121,428     50,000          850,000

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        10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES* [ ]
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        11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                 Francesco   Giannino
     Percent held jointly          Smania     Smania       Total Percent
              5%                     1%         0%              6%

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        12     TYPE OF REPORTING PERSON*
               IN (Individual)

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CUSIP No. 716528 10 4                                      Page 3 of 4 Pages
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        14     CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO
            WHICH THIS SCHEDULE IS FILED:

            [ ] Rule 13d-1(b)
            [ ] Rule 13d-1(c)
            [X] Rule 13d-1(d)
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ITEM 1.

(a)  Name of Issuer:

     Petrol Oil and Gas, Inc.

(b)  Address of Issuer's Principal Executive Offices:

     6265 S. Stevenson Way
     Las Vegas, Nevada 89120

ITEM 2.

(a)  Name of Person(s) Filing:

     Francesco & Giannino Smania

(b)  Address or Principal Business Office or, if none, Residence:

     Via Frateli Ferroni 4
     37126 Verona Italy

(c)  Citizenship:

     Italian

(d)  Title of Class of Securities:

     Common Stock $0.001 par value

(e)  CUSIP No.:

     716500 10 3

ITEM 3.

     NOT APPLICABLE

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CUSIP No. 716528 10 4                                      Page 4 of 5 Pages
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ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.   Amount Beneficially Owned:

                               Francesco    Giannino
     Shares held jointly         Smania      Smania     Total Shares owned
           678,572              121,428      50,000           850,000

b.   Percent of class

                               Francesco    Giannino
    Percent held jointly         Smania      Smania        Total Percent
             5%                    1%          0%               6%

c.   Number of shares as to which such person has:

                                                 Shares
                                                  held     Francesco  Giannino
                                                 jointly     Smania     Smania
i.   Sole power to vote or to direct the vote:   678,572     121,428    50,000
ii.  Shared power to vote or to direct the       850,000
     vote:
iii. Sole power to dispose or to direct the
     disposition of:                             678,572     121,428    50,000
iv.  Shared power to dispose or to direct the
     disposition of:                             850,000

Instruction.-For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.

     Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM 6.  Ownership of More than 5 Percent on Behalf of Another Person

     NOT APPLICABLE


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     NOT APPLICABLE

ITEM 8.   Identification and Classification of Members of the Group

     NOT APPLICABLE

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CUSIP No. 716528 10 4                                      Page 5 of 5 Pages
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ITEM 9.   Notice of Dissolution of Group

     NOT APPLICABLE

ITEM 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 11, 2003    Signature: By/s/ Francesco Smania

                              Name/Title:  Francesco Smania


Dated:    February 11, 2003    Signature: By /s/ Giannino Smania

                              Name/Title:  Giannino Smania